

John Gutzwiller · 3rd

Managing Partner International at OneCare, Inc.

West Palm Beach, Florida · 500+ connections · **Contact info**

 **OneCare, Inc.**

 **Indiana University - School of Business**

Experience



Managing Partner International
OneCare, Inc. · Full-time
Mar 2020 – Present · 4 mos
Alicante, Valencia, Spain



Managing Partner
Wellington Management Group, LLC
Jul 2019 – Present · 1 yr
Wellington FL



Capsa Healthcare
8 yrs 2 mos



Global Vice President, Acute Care
Jan 2013 – Jul 2019 · 6 yrs 7 mos

Responsible for US Acute and International Acute and Post-Acute Sales and EBITDA



Senior Vice President Business Development
Apr 2019 – Jun 2019 · 3 mos

Show 1 more role ⌄



Chief Operating Officer
Chisano Marketing Group
Jan 2007 – Jun 2011 · 4 yrs 6 mos



Hill Rom
3 yrs



Vice President & General Manager, Advanced Respiratory
2005 – 2006 · 1 yr



Vice President Sales, Advanced Respiratory
Apr 2005 – Dec 2005 · 9 mos

Show 2 more roles ⌄

Show 4 more experiences ⌄

Education



Indiana University - Kelley School of Business
Bachelor of Science (BS), Accounting and Finance



University of South Florida
Finance



